SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿  (ALSO ADMITTED IN ENGLAND & WALES)

*    (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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July 30, 2014	TOKYO TORONTO

Confidential

Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Gabriel Eckstein, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Momo Inc. (formerly known as Momo Technology Company Limited)
CIK No. 0001610601
Response to the Staff’s Comment Letter Dated July 10, 2014

Dear Ms. Jacobs, Mr. Crispino, Mr. Eckstein, Mr. Krikorian and Mr. Rohn:

On behalf of our client, Momo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 10, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

U.S. Securities and Exchange Commission

July 30, 2014

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on June 13, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments, including its redomiciliation from the British Virgin Islands to the Cayman Islands, and a concurrent name change from Momo Technology Company Limited to Momo Inc. effective from July 17, 2014.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act. If any such research report is published or distributed by the broker or dealer that is participating or will participate in its offering in the future, the Company will provide the Staff with a copy of the research report promptly.

U.S. Securities and Exchange Commission

July 30, 2014

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Staff’s comment is noted. The Company confirms that it will include the estimated price range and all other required information in subsequent amendments to its Form F-1 prior to any distribution of preliminary prospectuses and as soon as such information becomes available.

3.	As soon as practicable, please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus.

The Company respectfully advises the Staff that the Company is in the process of preparing the remaining artwork and graphics that the Company intends to use in the prospectus. The Company confirms that it will provide copies of any artwork and graphics or include them in the subsequent amendments to its Form F-1 as soon as such materials become available.

4.	You have not provided any of the key exhibits with your Form F-1. Please note that we will need sufficient time to review these exhibits and, once filed, may issue additional comments.

The Staff’s comment is noted. In addition to the exhibits that the Company has provided with the Revised Draft Registration Statement, the Company will include all other key exhibits in subsequent amendments to the Company’s Form F-1 as soon as such exhibits become available.

Prospectus Summary, page 1

5.	We note the risk factor at the bottom of page 36. Please disclose in your “Prospectus Summary” that a small number of your significant shareholders will be able to exert significant influence or control over your operations and include the amount owned by these shareholders.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 3 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Our Business, page 1

6.	We note you identify several metrics, including registered users, to show growth in your user base. Please similarly disclose your paying members with the same prominence. In addition, tell us your consideration of providing the growth in your paying members as a graph similar to your disclosures on pages 10 and 59.

In response to the Staff’s comment, the Company has added the referenced disclosure in respect of paying members on pages 1, 58 and 83 of the Revised Draft Registration Statement. Furthermore, the Company has added the referenced graphs on pages 10 and 59 of the Revised Draft Registration Statement.

7.	Please provide support for your claims that “Momo is a revolutionary mobile-based social networking platform” and “one of China’s leading mobile social networking platforms.” Also provide support for:

•	Your belief on page 84 that you “are a pioneer in the location-based mobile social networking market in China”; and

•	Your statement on page 86 that your location-based services and technologies are unique.

The Company respectfully advises the Staff that the statements referenced by the Staff are based on the Analysys report. The Company encloses as Annex I to this letter the relevant portions, including translations of key excerpts, of the statements from the Analysys report supporting these statements.

In addition, with respect to the statement that “the Company’s location-based services and technologies are unique” on page 86 of the Revised Draft Registration Statement, the Company has added additional disclosure on page 96 of the Revised Draft Registration Statement to provide further support to this statement.

8.	Please balance your disclosure in the first full sentence on page 2 to indicate that over 89% of your revenues for the fiscal year ended December 31, 2013 are from membership subscriptions.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 2 and 83 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Our Industry, page 2

9.	Regarding the industry data and other research you cite in your prospectus by eMarketer and Analysys, please provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. In addition, tell us whether the eMarketer report was prepared for your company or for the offering.

The Company encloses as Annex II to this letter the relevant portions, including translations of key excerpts, of the industry and market data from Analysys International and eMarketer supporting those corresponding statements in the Registration Statement.

In addition, the Company respectfully advises the Staff that the eMarketer data is not prepared for the Company or this offering, and it can be accessed free of charge via the internet.

Corporate History and Structure, page 3

10.	Please briefly disclose the reason for conducting your operations through contractual arrangements rather than direct ownership of your subsidiaries, as you explain on page 52.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 3 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 5

11.	Regarding the disclosure in this section, please note that your document should conform to the plain English principles in Securities Act Rule 421. In this regard, you should avoid reliance on a glossary unless the terms are unclear from the context or you cannot explain them where you first use them. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 5, 10 and 11 of the Revised Draft Registration Statement.

Risk Factors

Our leased property interests…, page 33

12.	Please tell us what consideration you gave to filing the lease agreements you refer to in this risk factor.

The Company respectfully advises the Staff that the Company does not consider the lack of registration of the leases with the relevant PRC authorities to be a material risk to the business operations of the Company, because the Company uses such premises as office space and believes it is able to relocate to other comparable premises with relatively low cost and limited impact to the Company’s operations.

U.S. Securities and Exchange Commission

July 30, 2014

Use of Proceeds, page 44

13.	You state in the second paragraph that the net proceeds will be for general corporate purposes, which may include “research and development, sales and marketing activities, technology infrastructure, capital expenditures and other general and administrative matters.” Please disclose, to the extent known, the approximate amount of the proceeds you intended to use for each of these purposes. Refer to Item 4.a of Form F-1 and Item 3.C.1 of Form 20-F.

The Company respectfully advises the Staff that as a result of the short operating history of the Company, the fast growth of the Company since its inception and the fact that the Company is operating in a rapidly evolving market, the Company currently does not believe that it can provide the approximate amounts of the proceeds for each of the purposes identified on page 44 of the Revised Draft Registration Statement with certainty.

Dividend Policy, page 45

14.	Please clarify the basis for your special dividend given your disclosure in the immediately preceding paragraph that you may only pay dividends out of profits or share premium.

The Company respectfully advises the Staff that the special dividend was paid out of share premium. In response to the Staff’s comment, the Company has added this clarifying language on page 45 of the Revised Draft Registration Statement.

Corporate History and Structure, page 52

15.	Your disclosure indicates that you recently formed a Delaware subsidiary. Tell us your consideration of including this subsidiary in your diagram of your corporate structure.

The Company respectfully advises the Staff that the Delaware subsidiary was incorporated in March 2014, and it currently engages only in early

U.S. Securities and Exchange Commission

July 30, 2014

stage product research and development. The Delaware subsidiary has not generated any revenue as of the date hereof. Because the Company does not consider the Delaware subsidiary to be a principal subsidiary, the Company has not included the Delaware subsidiary in the diagram of the Company’s corporate structure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our User Metrics, page 58

16.	You disclose in the first full risk factor on page 20 that your metrics are calculated using internal company data that has not been independently verified. Please disclose the reason for not independently verifying the data used to calculate your metrics and describe the steps taken, if any, to determine that the internal data is reliable. Also provide a cross-reference to the risk factor on page 20.

The Company respectfully advises the Staff that the Company does not believes it is market practice to engage independent third parties to verify a company’s internal operation data, which may raise user data privacy and confidentiality issues. The Company respectfully advises the Staff that, to the Company’s knowledge, its current practice is consistent with general industry practice in China. The Company’s operating data are generated from its internal system of business and financial reporting, which the Company believes is reliable and consistent, and are constantly reviewed and monitored by its business operation and management team.

The Company respectfully advises the Staff that the Company does not believe that the above mentioned information is material to potential public investors and therefore does not plan to disclose such information or to add the requested cross-reference in its Revised Draft Registration Statement.

Comparison of the Years Ended December 31, 2012 and 2013

Cost of revenues, page 62

17.	Please tell us your consideration of breaking out cost of revenues similarly to your break out of net revenues.

The Company respectfully advises the Staff that the Company operates as a single segment. The Company is unable to break out cost of revenues by membership subscription, mobile games and other services, because the major cost of revenues items are shared by these three revenue streams, and the Company has not separately tracked such cost items to match the three revenue streams.

U.S. Securities and Exchange Commission

July 30, 2014

However, in response to the Staff’s comment, the Company has revised page 62 of the Revised Draft Registration Statement to provide further details with respect to its cost of revenues.

Liquidity and Capital Resources, page 65

18.	We note your disclosure on page 66 which discusses the PRC government control of currency conversion. Revise to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 66 of the Revised Draft Registration Statement.

19.	We note your disclosure on page F-38 regarding the required contributions for various government-mandated welfare benefits for your PRC employees. Please revise to describe the contributions and disclose whether you expect such contributions to increase in the future, such as due to expanded workforce and/or increased wages. Please refer to Items 5.B and D of Form 20-F, codified FRC 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 67 of the Revised Draft Registration Statement.

Taxation

PRC, page 64

20.	We note your risk factor disclosure on page 24 regarding the potential for transfer pricing and other taxation adjustments imposed by PRC tax authorities that could increase tax liabilities. Please revise to describe the risks and uncertainties and potential impact on your results and financial condition. Please refer to Items 5.D of Form 20-F, codified FRC 501.02, Section III.B of SEC Release No. 33-6835 and Section III.A of SEC Release No. 33-8350 for further guidance.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 65 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Critical Accounting Policies and Estimates

Revenue recognition, page 69

21.	Your disclosure on page 70 indicates that revenues related to paid emoticons are recognized ratably over the estimated usage life of the emoticon (i.e. 180 days). Further, we note your disclosure on page 83 that you began generating revenues from paid emoticons in the second half of 2013. Given this short period, expand your revenue recognition policy to explain how you determined the estimated usage life of the emoticon to be 180 days.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 70 of the Revised Draft Registration Statement.

Fair value of our ordinary shares, page 72

22.	We note your disclosure that you are a private company with no quoted market prices for your ordinary shares and as a result, you need to estimate the fair value of your ordinary shares at various dates. Please revise your disclosure to explain that these estimates will not be necessary to determine the fair value of your ordinary shares once the shares begin trading.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 73 of the Revised Draft Registration Statement.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk, page 77

23.	We note that you have provided foreign exchange risk quantitative information only with regard to the net proceeds that you expect to receive in this offering, even though your revenues and costs are mostly denominated in RMB. Please advise or revise to disclose quantitative information with regard to your operating results.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 78 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Business, page 83

24.	You disclose on page 64 that your business has been historically seasonal. Please include in this section a discussion of the seasonality of your business. Refer to Item 4.B.3. of Form 20-F.

The Company respectfully advises the Staff that because we currently only have two quarters of financial statements as reference, we cannot confirm or otherwise describe the seasonality of our business as a result of this very short history of monetization.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 94 of the Revised Draft Registration Statement.

Overview, page 83

25.	Please disclose why you believe that your user base creates a high barrier to entry.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 84 of the Revised Draft Registration Statement.

Our Strategies

Expand our user community, page 85

26.	According to the first full risk factor on page 13, your growth depends on converting existing users into members and paying users. Please describe how you intend to execute this part of your growth strategy.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 86 of the Revised Draft Registration Statement under its discussion of “Increase monetization capabilities.”

Membership Subscription, page 93

27.	Clarify your disclosure to indicate how your members pay for their membership subscriptions.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 94 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Regulation, page 98

28.	Please ensure that you make clear how the various regulations discussed apply to your business. For example, make clear the category of your wholly foreign-owned enterprise under the Industry Catalog Relating to Foreign Investment.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 99 of the Revised Draft Registration Statement.

Regulations Relating to Foreign Investment in Value-Added Telecommunications, page 98

29.	You disclose in the last sentence that you have not obtained approval for the operation of BBS services. Likewise, according to your disclosure on page 100, you have not completed the filing with the Ministry of Culture for two of your four online games. Please tell us the consequences to your business of not obtaining these approvals and what consideration you gave to expanding your disclosure or including relevant risk factors.

With respect to BBS service-related approvals, the Company respectfully advises the Staff that in July 2010, the PRC State Council issued a decision terminating the governmental approval requirement for operating BBS services in China. The Company has been advised by its PRC legal counsel that the Company may currently operate BBS services in China without the need to obtain any governmental approval. The Company has further been advised by its PRC legal counsel that although the local supervising authority in Beijing may still require approvals for providing BBS services, it is unclear whether there will be any legal consequences to its business for not obtaining such approvals in light of the aforementioned PRC State Council decision. The Company has updated the Revised Draft Registration Statement by removing the relevant BBS service regulation disclosure on page 100.

With respect to online games-related approvals, the Company respectfully advises the Staff that if the Company fails to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings under PRC law, the Company may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of the Company’s online games operations. In response to the Staff’s comments, the Company has added the referenced disclosure on pages 27 and 100 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Regulations on Internet and Cultural Products, page 99

30.	Please disclose, if true, that you do not currently have an Internet Publishing License and the status of the application. In this regard, we note your risk factor at the bottom of page 27.

In response to the Staff’s comments, the Company has added the referenced disclosure on pages 27 and 100 of the Revised Draft Registration Statement.

Principal [and Selling] Shareholders, page 118

31.	In footnotes (13) – (15), (17), and (18) on page 120, please disclose the names of the natural persons that share voting and dispositive power over the shares in the table.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 121 of the Revised Draft Registration Statement.

With respect to footnote (14), the Company respectfully advises the Staff that the Company has been informed by Alibaba Group Holding Limited that it has publicly filed a registration statement on Form F-1 with the SEC in respect of certain of its ordinary shares and is in the process of becoming a NYSE-listed public company. In light of this fact, the Company has not included the names of the natural persons that share voting and dispositive power over the shares beneficially owned by Alibaba Group Holding Limited in the Revised Draft Registration Statement.

32.	In footnote (8) you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

In response to the Staff’s comment, the Company has removed the referenced disclosure on page 120 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Related Party Transactions

Shareholders Agreement, page 121

33.	You disclose in the second paragraph that Mr. Tang “will have five votes for each matter submitted to the board.” Please clarify if this arrangement will remain in effect after the IPO and, if so, what consideration you gave to including a risk factor highlighting its effects on your corporate governance generally and the outcome of matters submitted to the board for approval.

The Company respectfully advises the Staff that the arrangement that renders Mr. Tang five votes for each matter submitted to the board will terminate upon the completion of the IPO in accordance with the Company’s currently effective shareholders’ agreement. The Company has added disclosure on page 122 of the Revised Draft Registration Statement to clarify this point.

Voting Rights, page 136

34.	Please reconcile the following:

•	Your statements that the depositary will “only vote or attempt to vote as you instruct” and “not itself exercise any voting discretion” with the risk factor “[t]he depositary for our ADSs will give us a discretionary proxy, page 41”; and

•	Your reference to five business days for notice of meetings with your reference to seven days under “Voting Rights, page 123.”

The Company respectfully advises the Staff that the Company has not engaged a depositary bank for the Company’s American depositary shares as of the date hereof. The Company will revise the referenced disclosure in subsequent amendments to its Form F-1 after the Company has engaged a depositary bank.

Shares Eligible for Future Sales, page 144

35.	Please provide a succinct discussion of the exemption available under Regulation S.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 145 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Rule 144, page 144

36.	Please disclose the number of shares that will be available for sale under Rule 144 upon expiration of the lock-up agreements by affiliates and non-affiliates subject to the volume and manner of sale limitation.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 146 of the Revised Draft Registration Statement.

Taxation, page 146

37.	We note that you do not identify the disclosure as the opinion of your counsel from the respective jurisdictions. Please advise or revise.

In response to the Staff’s comment, the Company has identified the Cayman Islands and PRC tax disclosure as the opinion of the Company’s counsel from the respective jurisdictions on page 147 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the U.S. tax consequences of the ownership of ADSs/ordinary shares are not “material” within the meaning of Item 601(b)(8) of Regulation S-K and Staff bulletin No. 19. Item 601(b)(8) of Regulation S-K requires an opinion for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Staff Bulletin No. 19 states, “[i]nformation is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote to make an investment decision or, put another way, to have significantly altered the total mix of available information.”

The proposed offering of ADSs/ordinary shares is an offering of plain vanilla stock and is not the type of transaction described in Part III.A.2. of the Staff Bulletin No. 19. The U.S. tax section is general in nature and is included in the Registration Statement to provide helpful information to investors. The only issue that is not plain vanilla with respect to the proposed offering is the determination of whether the Company is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Counsel is unable to provide an opinion on the Company’s PFIC status given the factual nature of PFIC status. Accordingly, the U.S. tax consequences with respect to the proposed offering are not required to be expertized with a tax opinion because the U.S. tax consequences of the ownership of ADS/ordinary shares are not “material within the meaning of Item 601(b)(8) of Regulation S-K and Staff bulletin No. 19 and counsel is unable to opine on PICA status.

U.S. Securities and Exchange Commission

July 30, 2014

Underwriting, page 154

38.	We note the statement on page 154 that the representatives of the underwriters may release the securities subject to the lock-up agreements at any time with or without notice. To the extent any lock-up agreement relates to shares held by your officers or directors, please explain how the above statement is consistent with the requirements of FINRA Rule 5131(d)(2). Additionally, please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so, or if this constitutes a material risk, provide appropriate risk factor disclosure regarding the discretionary power to release the securities subject to the lock-up agreements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 156 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

Risk in relation to the VIE structure, page F-13

39.	We note the summary financial information of Beijing Momo IT presented on page F-14. Please revise to disaggregate the financial information to present individual assets and liabilities of the VIE. In addition, please revise your disclosure to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-14 of the Revised Draft Registration Statement.

40.	We note your risk factor disclosure on page 24 that you may lose the ability to use assets held by the affiliated PRC entities that are important to the operation of your business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding. Please revise to describe this risk and uncertainty related to your VIE structure. Refer to ASC 810-10-50-2AA.

In response to the Staff’s comment, the Company has added the referenced disclosure on page F-14 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 30, 2014

Note 2. Significant Accounting Policies

Deferred revenue, page F-18

41.	Please tell us your consideration of breaking out your deferred revenue balance among your three revenue streams.

The Company respectfully advises the Staff that deferred revenue includes (i) primarily the specific cash received in advance from customers, which are clearly designated to be consumed in membership subscription, in mobile games or in other services in the future and will be converted into the three revenue streams accordingly and (ii) a portion of general advance payment from customers which was not clearly designated by the three revenue streams and may be consumed and converted into any of the three revenue streams in the future. Therefore, the Company cannot and will not further break out deferred revenue among our three revenue streams.

Net loss per share, page F-35

42.	Please explain why you are presenting net income per preferred share in the table when you are presenting a net loss for each year end.

The Company respectfully advises the Staff that as disclosed in Note 2 of the financial statements, the convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. In accordance with ASC260, the Company uses the two-class method whereas the undistributed net loss for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares are not contractually obligated to share the loss.

U.S. Securities and Exchange Commission

July 30, 2014

As below table, the Company recognized deemed dividends to Series A-1, Series A-2 and Series A-3, Series B and Series C preferred shares for the years ended December 31, 2012 and 2013, respectively. Therefore, the Company presented net income per preferred shares when presenting a net loss per ordinary shares for the two years ended December 31, 2012 and 2013.

	For the year ended December 31, 2012	For the year ended December 31, 2013
Deemed dividend to Series A-1 and Series A-2 shares	363	524
Deemed dividend to Series A-3 shares	265	509
Deemed dividend to Series B shares	2,465	5,652
Deemed dividend to Series C shares	—	1,435

Note 14. Commitments, page F-37

43.	Please tell us your consideration of disclosing whether there are any contingencies. Refer to FASB ASC 450.

The Company respectfully advises the Staff that the Company have followed the guidance ASC 450 to make assessments and concluded that there was no material contingencies noted which needs to be disclosed on the consolidated financial statements for the years ended December 31, 2012 and 2013. The Company will provide the necessary disclosure in the future if there are any material contingencies noted.

Recent sales of unregistered securities, page II-1

44.	Please expand your disclosures to identify which Securities Act exemptions correspond to each transaction and the facts relied upon to make the cited exemptions available. For transactions for which you are claiming an exemption under Section 4(2) of the Securities Act, disclose the number of unaccredited investors in each transaction. Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages II-2 and II-3 of the Revised Draft Registration Statement.

*            *             *

U.S. Securities and Exchange Commission

July 30, 2014

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jeffrey Fu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7159 or via email at jfu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Yan Tang, Chief Executive Officer, Momo Technology Company Limited

Jonathan Xiaosong Zhang, Chief Financial Officer, Momo Technology Company Limited

Jeffrey Fu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Partner, Kirkland & Ellis International LLP

Annex I

Momo Technology Company Limited

Statement in Form F-1	Page No. of supporting statements in Analysys Report
“Momo is a revolutionary mobile-based social networking platform.”	44

“We have established Momo as one of China’s leading mobile social networking platforms…”	5, 54-56
“We believe we are a pioneer in the location-based mobile social networking market in China.”	44
“Leveraging on our unique location-based services and technologies…”	44

中国移动社交即时通讯市场专题研究 2014　　2014 年 6 月

代表产品。整体而言，中国网络社交的发展主要经历了如下阶段：在互联网发展早期，主要以论坛 BBS 形式为主，这阶段的主要特征是内容为王；而随着以 MSN、QQ 为代表的即时通讯应用的出现，使用户开始习惯使用网络渠道沟通交流，真正建立起网络化社会关系。随后博客、微博等社交媒体争相涌现，通过文字、图片、视频分享等多样化的形式、不同的定位功能满足不同人群的社交需要，分享沟通交流成为此阶段的主要特征。同时，自 2003 年起，随着移动互联网的不断快速发展，促进了传统的社交通讯模式向移动端的迁徙，移动社交即时通讯市场出现。在此过程中，针对不同人群、不同功能模式，出现以微信、陌陌、YY 为代表的产品，基于社交关系、垂直需求挖掘等优势获得市场空间。易观智库分析认为，目前移动社交通讯市场已进入高速发展阶段，发展历程具体分析如下：

探索期（2003-2011）：移动社交通讯市场出现，厂商大量进入，淘汰频繁，商业模式不清晰

腾讯 QQ 凭借在 PC 端用户积累，初步实现用户的迁徙，并随着带触控屏的智能手机的出现，在产品界面、功能上进行创新。与此同时，厂商开始进行针对移动用户和移动终端特征的产品/服务的市场探索：YY 语音针对游戏用户设计多人语音群聊；米聊推出，通过手机网络进行语音对讲、信息沟通、收发图片。此外，除基于语音功能的探索之外，首次出现了利用位置服务功能的社交产品，如街旁等等。但此阶段，移动社交即时通讯应用的商业模式并不清晰，在大量的同质化发展下，使众多移动社交通讯应用大量退出，市场进入去泡沫化阶段。

市场启动期（2011-2012）：新型模式的厂商出现，移动社交即时通讯成为用户的刚性需求，市场进入洗牌阶段

在大量的移动社交即时通讯开始退出，移动社交即时通讯市场开始进入新产品和服务的探索期，其中 2011 年 1 月，微信正式发布，发力基于通讯录好友的即时通讯市场，这种模式不仅满足了用户的社交化需求，同时将通讯服务很好的结合在一起，社交与通讯并重的模式正式出现，移动社交即时通讯成为了移动用户的刚性需求，在此阶段，经过一轮洗牌淘汰，主流厂商确定，并保持了长远的发展能力。

Support for "pioneer", "unique" and "revolutionary"

高速发展期（2012-）：出现明确的商业模式并逐渐完善，产品/服务呈现多元化发展

See following page for translation

自 2012 年起，在用户偏好越来越多样化、产品功能逐渐丰富的情况下，市场进入高速发展的阶段，各企业加强构建自身行业竞争壁垒，市场进入门槛逐渐增高，同时出现较为清晰的商业模式。值得注意的是，产品在差异化上也进行了更多的拓展，以陌陌为代表的陌生交友产品兴起，并凭借其突出的位置精准度，独特的地理位置群组、附近活动等功能受到用户广泛欢迎，成为中国位置交友的首家用户规模过亿产品，变革了移动社交位置服务市场，真正开启了基于地理位置服务的社交化通讯服务时代；以唱吧为代表的兴趣交友兴起，各种基于用户兴趣的社交应用层出不穷；以微视为代表的视频交友，则是以新的交流方式为切入点进入用户视野。此阶段市场在商业模式上探索成效显现，通过增值服务、游戏、广告等进行营利的模式，逐渐为用户、市场接受。移动社交即时通讯应用开始由单一服务产品向平台化模式发展的趋势日益清晰，企业进行跨平台、跨行业整合，线上线下逐渐打通，将电影、餐饮等生活服务集成应用中，商业模式更为丰富。

应用成熟期：市场发展达到顶峰，企业开始探索新产品/应用

移动社交即时通讯市场发展达到顶峰，市场上的产业链已经成熟，各个环节分工明确。企业开始探索新产品/应用，同时，在商业模式上开始寻求新的突破。

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Translation of select excerpts

Support for “pioneer,” “unique” and “revolutionary” - Analysys Report (page 44)

Rapid Development Stage (2012- ): Emergence and enhancement of clear business models, diversification of products/services

Since 2012, along with the diversification of user preference and the increasing number of product features, the market entered into a stage of rapid development. Existing players started to strengthen their products and market position in order to create entry barriers for newcomers and the entry barriers became higher and higher. At the same time, clear business models began to emerge. Notably, significant growth has been made on the product differentiation front. Represented by Momo, mobile applications which allow users who do not have an existing relationship to connect and socialize began to rise. [support for “pioneer”] With its prominent technology of precision in location identification and unique location-based features such as groups and nearby events, [support for “unique”] Momo is widely popular among users and have become the first location-based social networking application in China to have attracted over 100 million users. Momo revolutionized the location-based mobile social services market, and opened a new era of social networking based on geographical locations. [support for “revolutionary”]

中国移动社交即时通讯市场专题研究 2014 2014 年 6 月

易观发现

- 2013 年全球手机互联网用户占整体互联网用户规模比例已达到 73.4%，预计未来几年占比还将持续上升， 2017 年将达到 90.1%。未来几年，手机互联网用户规模将高于 PC 端用户增长。
- 2013 年中国移动互联网用户规模达到 6.52 亿，未来几年增速将放缓。移动端商业价值逐渐凸显，2013 年中国移动互联网市场规模达到 3368.3 亿元，与 2012 年相比增长率达到 66.4%，随着商业模式的成熟，未来几年市场规模增长还将持续，预计 2017 年市场规模将达到 15790.7 亿元。
- 近几年中国移动互联网用户国民渗透率显著提高，从 2011 年的 32%增长至 2013 年的 47.9%。但相比发达国家日本、美国来说，中国移动互联网用户国民渗透率相对较低，增长空间更大。
- 随着低价手机市场的兴盛，智能手机的普及率已超过 70%。2013 年中国智能手机整体销量高达 3.4 亿台，预计 2017 年达到 5.9 亿台。与此同时，中国平板电脑的市场销量以 66.6%的年增速达到 1.7 亿台，预计 2017 年达到 7.2 亿台。移动智能终端的发展促进移动互联网市场的进一步发展。
- 随着移动互联网发展的成熟化，移动社交出现了各类新型的移动端特有的社交应用。例如基于 LBS 的移动端应用，充分运用语音、视频等多种新媒体形式的交友形式，基于各种兴趣的垂直化社交应用等。随着移动社交市场的兴起，产品创新热度不断增高，移动社交市场发展生机勃勃。移动社交应用开始向平台化的方向发展，商业模式逐渐清晰。 Support for "Leading"
- 2012 至 2013 年在不同应用类型中，手机即时通讯应用使用率最高，在 2013 年整体手机网民中占比达到 86.1%。其中，在移动社交即时通讯市场中，QQ、微信、陌陌表现突出，平均日活跃用户量、月活跃用户量、安卓应用商店下载量均稳居前三。
- 电信运营商、互联网巨头等纷纷进军移动社交即时通讯市场，市场竞争激烈。中国移动、中国联通、中国电信运营商均纷纷推出自己的移动社交即时通讯产品，以腾讯、阿里巴巴等为代表的互联网巨头企业也纷纷展开布局，三星等终端企业借由终端内置优势亦有良好表现，LINE 等海外企业应用更是加强在中国市场的布局，传统移动互联网社交应用企业根据创新吸引用户的关注。

See following page for translation

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Translation of select excerpts

Support for “leading” - Analysys Report (page 5)

During 2012 and 2013, among all mobile applications, mobile instant messaging applications were the most popular among Chinese mobile users. In 2013, this type of applications were downloaded and used by 86.1% of China’s mobile internet users. In the mobile social instant messaging market, QQ, Weixin and Momo achieved outstanding performance and consistently ranked as the top three applications in terms of average daily active users, monthly active users and number of downloads in Android app stores.

中国移动社交即时通讯市场专题研究 2014 2014 年 6 月

2011-2017中国移动IM市场累计账户数及预测
累计账户数（亿）
增长率
40
35
30
25
20
15
10
5
0
140%
120%
100%
80%
60%
40%
20%
0%
-20%
6.3
10.1
16.9
23.8
29.6
33.2
36.9
60.3%
67.3%
40.8%
24.4%
12.2%
11.1%
2011
2012
2013
2014（F）
2015（F）
2016（F）
2017（F）
来源：易观国际 · 易观智库 · 中国互联网商情
www.enfodesk.com
SOURCE: Enfodesk © Analysys International
www.eguan.cn

图 4-10 2011-2017 中国移动 IM 市场累计账户数及预测

Support for "Leading"

- 中国排名领先的移动社交即时通讯应用
  - 移动社交即时通讯应用平均 DAU、MAU 排名

    根据易观智库中国数字消费者用户雷达监测数据显示，2014 年 3 月 QQ、微信、陌陌平均日活跃用户数量、月活跃用户数量均稳居前三位，表现尤为突出。

See following pages for translation

表 4- 2 2014 年 3 月移动社交即时通讯应用 MAU 排名

排名	应用
1	QQ
2	微信
3	陌陌
4	来往
5	YY
6	ChatON
7	易信
8	飞信
9	有信
10	LINE・连我
11	米聊

来源：易观国际 • 易观智库 • 中国数字消费者用户雷达

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中国移动社交即时通讯市场专题研究 2014　　2014 年 6 月

Support for "leading"

See following pages for translation

表 4- 3 2014 年 3 月移动社交即时通讯应用平均 DAU 排名

排名	应用名称
1	QQ
2	微信
3	陌陌
4	来往
5	YY
6	ChatON
7	LINE・连我
8	易信
9	有信
10	飞信
11	米聊

来源：易观国际 ・ 易观智库・ 中国数字消费者用户雷达

表 4- 4 2014 年 3 月移动社交即时通讯应用启动次数排名

排名	应用
1	微信
2	QQ
3	陌陌
4	LINE・连我
5	ChatON
6	YY
7	飞信
8	来往
9	有信
10	易信
11	米聊

来源：易观国际 ・ 易观智库・ 中国数字消费者用户雷达

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中国移动社交即时通讯市场专题研究 2014 2014年6月

Support for "leading"

See following pages for translation

表 4-5 2014 年 3 月移动社交即时通讯应用使用时长排名

排名	应用
1	微信
2	QQ
3	陌陌
4	LINE·连我
5	YY
6	有信
7	易信
8	来往
9	米聊
10	飞信
11	ChatON

来源：易观国际 · 易观智库 · 中国数字消费者用户雷达

- 移动社交通讯应用用户认知度排名

根据易观市场调研数据显示，品牌认知排名靠前的移动社交即时通讯应用中，听过 QQ 的用户数在总体调研样本中占比达到 99.69%，听说过微信的占比 96.62%，听说过陌陌的占比 58.77%，听说过飞信的占比 57.23%。总体来看，QQ、微信、陌陌、飞信等品牌认知度相对较高。

表 4-6 听过说的移动社交即时通讯用户占比排名

QQ	99.69%
微信	96.62%
陌陌	58.77%
飞信	57.23%
YY	38.46%
米聊	32.31%
来往	30.46%
易信	29.85%
Line	16.92%
ChatON	16.31%

数据说明：根据易观6月在互联网和移动互联网渠道进行的325份有效调研问卷分析得出。

来源：易观智库 2014

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Translation of select excerpts

Support for “leading” - Analysys Report (pages 54-56)

•	Leading mobile social instant messaging applications in China

•	Ranking of mobile social instant messaging applications by average DAU and MAU

According to data collected by EnfoDesk’s China Digital Consumer Radar, in March 2014, QQ, Weixin and Momo achieved outstanding performance and ranked as the top three applications in terms of average daily active users and monthly active users.

Table 4-2 Ranking of Mobile Social Instant Messaging Applications by MAU (March 2014)

Ranking	Applications
1	QQ
2	Weixin
3	Momo
4	Laiwang
5	YY
6	ChatON
7	Yixin
8	Feixin
9	Uxin
10	LINE
11	Miliao

Source: Analysys International, www.enfodesk.com, China Digital Consumer Radar

Table 4-3 Ranking of Mobile Social Instant Messaging Applications by Average DAU (March 2014)

Ranking	Names of Applications
1	QQ
2	Weixin
3	Momo
4	Laiwang
5	YY
6	ChatON
7	LINE
8	Yixin
9	Uxin
10	Feixin
11	Miliao

Source: Analysys International, www.enfodesk.com, China Digital Consumer Radar

Table 4-4 Ranking of Mobile Social Instant Messaging Applications by Number of Activations (March 2014)

Ranking	Applications
1	Weixin
2	QQ
3	Momo
4	LINE
5	ChatON
6	YY
7	Feixin
8	Laiwang
9	Uxin
10	Yixin
11	Miliao

Source: Analysys International, www.enfodesk.com, China Digital Consumer Radar

Table 4-5 Ranking of Mobile Social Instant Messaging Applications by Usage Time (March 2014)

Ranking	Applications
1	Weixin
2	QQ
3	Momo
4	LINE
5	YY
6	Uxin
7	Yixin
8	Laiwang
9	Miliao
10	Feixin
11	ChatON

Source: Analysys International, www.enfodesk.com, China Digital Consumer Radar

Annex II

Momo Technology Company Limited

Item	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document

A.

According to eMarketer, a third-party market research firm, the number of mobile internet users in China grew from 375.6 million in 2011 to 556.1 million in 2013, representing a compound annual growth rate, or CAGR, of 21.7%, and is expected to further increase to 712.4 million in 2017.

According to eMarketer, the number of mobile internet users in China grew from 375.6 million in 2011 to 556.1 million in 2013, representing a CAGR of 21.7%, and is expected to further increase to 712.4 million in 2017.

		2, 79	Mobile Phone Internet Users Worldwide, by Region and Country, 2011-2017 (Source: eMarketer)	N/A

B.

According to eMarketer, a third-party market research firm, the number of mobile internet users in China grew from 375.6 million in 2011 to 556.1 million in 2013, representing a compound annual growth rate, or CAGR, of 21.7%, and is expected to further increase to 712.4 million in 2017.

According to eMarketer, the number of mobile internet users in China grew from 375.6 million in 2011 to 556.1 million in 2013, representing a CAGR of 21.7%, and is expected to further increase to 712.4 million in 2017.

Chart: China mobile internet users (in billions) (page 79)

		2, 79	Mobile Phone Internet Users Worldwide, by Country, 2012-2018 (Source: eMarketer) Mobile Phone Internet Users Worldwide, by Region and Country, 2011-2017 (Source: eMarketer)	N/A

C.	According to Analysys, the mobile game market in China has expanded rapidly and reached a total market size of RMB13.9 billion (US$2.3 billion) in 2013. The market is expected to further grow at a CAGR of 39.6% to RMB52.8 billion (US$8.7 billion) in 2017. According to Analysys, the mobile game market in China has expanded rapidly and reached a total market size of RMB13.9 billion (US$2.3 billion) in 2013 and is expected to further grow at a CAGR of 39.6% to RMB52.8 billion (US$8.7 billion) in 2017. Chart: China mobile game market size (RMB in billions) (page 81)	2, 81	Analysys Report	59

D.	In addition, according to Analysys, the size of the mobile marketing market in China reached RMB13.4 billion (US$2.2 billion) in 2013, and is expected to further grow at a CAGR of 69.5% to RMB110.8 billion (US$18.3 billion) in 2017. According to Analysys, the size of the mobile marketing market in China reached RMB13.4 billion (US$2.2 billion) in 2013, and is expected to further grow at a CAGR of 69.5% to RMB110.8 billion (US$18.3 billion) in 2017. Chart: China mobile marketing market size (RMB in billions) (page 81)	2, 81	Analysys Report	66

E.	According to eMarketer, global mobile internet users totaled 1.9 billion in 2013, representing a CAGR of 29.3% over 1.2 billion in 2011, and are expected to reach 3.0 billion in 2017. Chart: Global mobile internet users (in billions) (page 79)	79	Mobile Phone Internet Users Worldwide, by Region and Country, 2011-2017 (Source: eMarketer) Mobile Phone Internet Users Worldwide, by Country, 2012-2018 (Source: eMarketer)	N/A

F.	According to Analysys, smartphone shipments in China are expected to reach 592.5 million in 2017, rising from 343.1 million in 2013, representing a CAGR of 14.6%.	79	Analysys Report	23

G.	According to Analysys, smartphones sold for below RMB700 accounted only for approximately 10% of all smartphones sales in China in 2012, whereas in 2017, it is expected that approximately 40% of total smartphone sales in China will be below RMB700.	79	Analysys Report	24

H.	According to Analysys, mobile social IM applications ranked the highest among all mobile applications in China in terms of installations and activations in the first quarter of 2014.	80	Analysys Report	53

I.	The total number of registered accounts on mobile social IM applications in China reached 1.7 billion as of 2013, and is expected to reach 3.7 billion in 2017.	80	Analysys Report	54

J.	According to Analysys, Mobile QQ, Weixin and Momo ranked as the top three mobile social IM applications in China in terms of MAUs, average DAUs, number of activations and total length of usage in March 2014.	80, 84	Analysys Report	54

According to Analysys, Momo ranked No. 3 among all mobile social IM applications in China in March 2014, immediately after Mobile QQ and Weixin, in terms of MAUs, average DAUs, the number of activations and total length of usage.

K.	According to Analysys, Mobile QQ, Weixin and Momo ranked as the top three mobile social IM applications in China in terms of MAUs, average DAUs, number of activations and total length of usage in March 2014. According to Analysys, Momo ranked No. 3 among all mobile social IM applications in China in March 2014, immediately after Mobile QQ and Weixin, in terms of MAUs, average DAUs, the number of activations and total length of usage.	80, 84	Analysys Report	55

L.	According to Analysys, Mobile QQ, Weixin and Momo ranked as the top three mobile social IM applications in China in terms of MAUs, average DAUs, number of activations and total length of usage in March 2014. According to Analysys, Momo ranked No. 3 among all mobile social IM applications in China in March 2014, immediately after Mobile QQ and Weixin, in terms of MAUs, average DAUs, the number of activations and total length of usage.	80, 84	Analysys Report	55

M.	According to Analysys, Mobile QQ, Weixin and Momo ranked as the top three mobile social IM applications in China in terms of MAUs, average DAUs, number of activations and total length of usage in March 2014.	80, 84	Analysys Report	56

According to Analysys, Momo ranked No. 3 among all mobile social IM applications in China in March 2014, immediately after Mobile QQ and Weixin, in terms of MAUs, average DAUs, the number of activations and total length of usage.

2

millions (A)

	2011	2012	2013	2014	2015	2016	2017
Asia-Pacific	**651.2**	**877.7**	**1,023.5**	**1,154.0**	**1,286.4**	**1,403.6**	**1,501.9**
—China*	375.6	500.1	556.1	596.5	644.1	677.9	712.4
—India	49.9	84.6	120.7	162.7	204.3	246.3	277.7
—Japan	60.3	66.3	73.6	80.3	87.2	93.1	96.8
—Indonesia	24.8	41.0	57.2	72.0	84.1	99.4	109.4
—South Korea	20.2	26.2	31.4	34.6	35.7	36.4	36.9
—Australia	7.0	9.6	12.4	14.7	15.3	15.8	16.4
—Other	113.5	149.9	172.2	193.1	215.6	234.7	252.3
Middle East & Africa	**153.0**	**196.8**	**241.5**	**279.0**	**309.6**	**341.7**	**370.6**
North America	**107.3**	**135.7**	**155.8**	**177.4**	**196.8**	**213.7**	**228.4**
—US	98.6	124.7	143.2	162.9	181.0	196.7	210.2
—Canada	8.7	11.0	12.6	14.5	15.8	17.0	18.1
Western Europe	**100.7**	**131.1**	**166.5**	**203.2**	**237.8**	**262.1**	**281.6**
—UK	22.7	27.1	31.5	35.1	38.3	41.2	43.9
—Germany	17.0	22.4	28.8	36.1	45.7	51.7	57.1
—France	12.7	17.6	24.2	31.5	36.4	40.3	43.7
—Italy	12.5	16.2	20.9	26.4	31.9	35.2	36.4
—Spain	9.8	15.2	20.4	25.0	28.5	30.7	32.6
—Netherlands	5.3	6.5	7.9	9.6	11.2	12.6	13.7
—Sweden	3.3	3.9	4.7	5.3	5.8	6.3	6.8
—Denmark	1.9	2.3	2.8	3.3	3.9	4.3	4.7
—Norway	2.0	2.4	2.8	3.3	3.8	4.1	4.3
—Finland	1.7	2.0	2.5	2.9	3.3	3.7	4.0
—Other	11.8	15.6	20.0	24.6	28.9	31.9	34.4
Latin America	**68.3**	**108.0**	**154.0**	**193.8**	**239.1**	**279.4**	**309.7**
—Brazil	25.2	38.3	53.1	72.1	93.5	112.2	120.8
—Mexico	11.2	19.9	27.9	33.9	40.8	47.6	54.5
—Argentina	5.8	8.0	10.4	12.7	15.1	16.9	18.7
—Other	26.1	41.9	62.7	75.2	89.6	102.7	115.7
Central & Eastern Europe	**71.9**	**102.8**	**138.8**	**181.6**	**213.0**	**239.7**	**263.5**
—Russia	24.3	34.7	46.7	61.5	71.2	80.1	88.1
—Other	47.6	68.1	92.1	120.0	141.7	159.6	175.4
Worldwide	**1,152.5**	**1,552.1**	**1,880.1**	**2,189.0**	**2,482.6**	**2,740.3**	**2,955.7**

(E)

*Note: mobile phone users of any age who access the internet from a mobile browser or an installed application at least once per month; use of SMS/MMS is not considered mobile internet access; *excludes Hong Kong*
Source: eMarketer, May 2013

157158 www.eMarketer.com

B

	2012	2013	2014	2015	2016	2017	2018
China*	500.1	556.1	607.4	644.1	677.9	712.4	743.4
India	84.6	126.5	174.9	217.7	260.6	292.3	326.5
US**	125.3	147.8	167.0	185.7	199.8	212.6	222.8
Indonesia	41.0	57.2	72.0	84.1	99.4	109.4	119.0
Brazil	38.3	53.1	69.9	84.4	96.5	107.3	112.1
Japan	63.1	66.0	68.9	71.8	74.7	77.3	79.2
Russia	34.7	46.7	61.5	71.2	80.1	88.1	94.6
Mexico	21.1	29.5	35.8	43.2	50.3	57.7	64.8
Germany	22.4	28.8	35.4	43.6	49.7	54.9	58.0
UK**	27.0	31.4	35.1	38.3	41.2	43.9	45.4
South Korea	26.2	31.4	34.6	35.7	36.4	36.9	37.5
France	17.6	24.2	31.0	35.9	39.8	43.2	45.5
Italy	16.2	21.9	26.8	32.3	35.6	36.7	37.4
Spain	15.1	20.1	23.2	26.4	28.3	29.9	31.0
Canada	12.3	15.0	17.7	19.5	21.1	22.4	23.6
Australia	9.8	12.8	14.7	15.3	15.8	16.4	16.8
Argentina	8.3	10.7	13.1	15.1	16.9	18.7	20.4
Netherlands	6.5	7.9	9.6	11.2	12.6	13.5	14.2
Sweden	4.1	5.0	5.6	6.3	6.8	7.4	7.9
Denmark	2.5	3.0	3.5	4.0	4.4	4.7	4.8
Norway	2.5	2.9	3.3	3.8	4.2	4.4	4.5
Finland	2.0	2.3	2.7	3.1	3.4	3.8	4.1
Worldwide* **	**1,584.4**	**1,927.7**	**2,248.6**	**2,520.1**	**2,770.4**	**2,990.8**	**3,181.2**

*Note: mobile phone users of any age who access the internet from a mobile browser or an installed application at least once per month; use of SMS/MMS is not considered mobile internet access; *excludes Hong Kong; **forecast from March 2014; ***includes countries not listed*
Source: eMarketer, June 2014

E

173686 www.eMarketer.com

中国移动社交即时通讯市场专题研究 2014　　2014 年 6 月

China Mobile Game Market Size and Forecast (2011-2017)

2011年至2017年中国移动游戏市场规模及预测
市场规模（亿）
Market size (unit: RMB100 million)
增长率
Growth rate
550
500
450
400
350
300
250
200
150
100
50
0
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
41.29
54.28
138.82
237.56
338.43
427.05
527.58
25.5%
31.5%
155.7%
71.1%
42.5%
26.2%
23.5%
2011
2012
2013
2014(F)
2015(F)
2016(F)
2017(F)

注：中国移动游戏市场规模，即中国游戏企业在移动游戏业务方面的营收总和。具体包括其运营及研发的移动游戏产品所创造的用户付费收入以及企业间的游戏研发与代理费用，游戏周边产品授权，内容外包与海外代理授权费用的总和。

来源：上市公司财务报告、专家访谈、厂商深访以及易观智库推算模型得出。

see following page for translati

来源：易观国际·易观智库·中国互联网商情　　www.enfodesk.com

SOURCE: Enfodesk © Analysys International　　www.eguan.cn

图 4-12 2011 年至 2017 年中国移动游戏市场规模及预测

易观智库分析认为，移动游戏市场仍将保持较为稳定的增长态势，这主要得益于：

1. **智能移动终端价格跳水导致的中国智能手机渗透率不断提升。**中国智能移动终端企业的成长促使了终端价格的下降，使得智能手机渗透率大幅提升。

2. **移动网络环境的优化、运营商对流量资费直接或间接的下调致使移动互联网大幅普及。**3G、4G 网络的普及及使网速大幅提升，运营商赠送流量或推出流量套餐的行为也大幅降低了消费者使用移动网络的成本，这都给移动游戏的发展提供良好的环境支持与保障。

3. **游戏研发商追随市场利润向移动游戏市场挺进，移动游戏产品、企业数量激增。**2013 年，全行业的移动游戏研发厂商数量超过 1000 家，移动游戏产品以每月百款的速度快速推向市场，月流水超过千万的产品数量较 2012 年同比增长 900%，将移动游戏市场推向繁荣。预计此后，移动游戏市场的参与者规模将更加庞大，产量的不断增长，将引导用户的不断关注。

4. **资本市场大力支持，为市场注入动力原油。**2013 年单在移动游戏企业并购方面的金额即超过了百亿元规模，大量资本注入市场，为移动游戏市场的发展提供了强劲动力。

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Translation of select excerpts

Item C. Analysys Report (page 59)

Notes:	The size of the mobile game market in China refers to the aggregate revenue generated by Chinese mobile game companies from their mobile game businesses. Specifically, this includes the gross billings generated from the paying players of the mobile games developed and operated by these Chinese mobile game companies, as well as fees generated from game development, content outsourcing and licensing (including licensing of game and game-related products and licensing to overseas game companies).

Sources: Calculations based on financial reports issued by public companies, expert interviews, in-depth interviews with mobile game companies and Analysys International’s analysis using its in-house model.

中国移动社交即时通讯市场专题研究 2014　　2014 年 6 月

突发性、随机性较强，且社交与通讯需求因用户差异会存在内容量少、内容更新周期低于启动周期、内容过期等问题的限制，抑制了用户的活跃度。但游戏内容引入后，用户可以通过游戏填补碎片化的时间，而不必依靠社交与通讯，在游戏的同时也可以通过游戏中的社交体系、互动体系激发用户对社交、通讯需求，从而完全开发用户在时间层面的消费者剩余，提升产品的活跃度。

4.5.2 移动营销市场研究

- **移动营销市场现状及发展驱动力**

移动营销市场作为中国移动互联网市场重要细分领域之一，近几年来的市场规模增长迅速。根据 EnfoDesk 易观智库监测数据显示，2013 年中国移动营销市场规模达到 134.3 亿，较 2012 年增长 101.7%，预计 2017 年达到 1107.5 亿元，年均复合增长率达到 69.5%。移动营销市场在经过 2013 年的市场启动期后，广告主对移动营销的认可度逐渐加强，陆续加大对移动端营销的投放。

2011-2017年中国移动营销市场规模及预测
移动营销市场规模（单位：亿元）
增长率
1200
1000
800
600
400
200
0
160%
140%
120%
100%
80%
60%
40%
20%
0%
28.6
66.6
134.3
321.2
575.3
838.6
1107.5
105.3%
132.8%
101.7%
139.2%
79.0%
45.8%
32.1%
2011
2012
2013
2014F
2015F
2016F
2017F
来源：易观国际·易观智库·中国互联网商情
SOURCE: Enfodesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4-17 2011-2017 年中国移动营销市场规模及预测

易观智库分析认为，移动营销市场仍将保持增长态势，这主要得益于：

移动广告形式的不断创新

目前，广告主在移动营销中主要以 banner 广告作为主要的展示广告，并利用移动端的新技术，如 AR、二维码等，实现互动营销。2013 年，随着插屏广告呈规模化发展，各移动广告平台也加大了对开屏、视频、富媒体等广告形式的尝试。另外，各种非标准化的独特广告展示形式也开始出现在移动互联网用户和广告主的视野，例如移动应用原生广告，移动广告的形式创新不断。

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中国移动社交即时通讯市场专题研究 2014 2014 年 6 月

China Smartphone Sales Volume and Forecast (2011-2017)
(excluding smuggled and counterfeit items)
2011-2017年中国智能手机销量及预测
（不含水货及山寨机）
销量（万台）
Sales (unit: 10,000)
增长率
Growth rate
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140%
120%
100%
80%
60%
40%
20%
0%
117.6%
95.5%
51.2%
22.8%
14.3%
11.8%
10.1%
8,066
17,549
34,310
42,116
48,138
53,819
59,254
2011
2012
2013
2014F
2015F
2016F
2017F
F
来源：易观国际·易观智库·中国互联网商情
SOURCE: Enfodesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 2-9 2011-2017 年中国智能手机销量及预测

目前，中国移动智能手机的价格趋于中偏低（700 到 1500 元），占总数的 39.5%，与前几年相比这一价格区间占比在不断缩减，而低价格（400 到 700 元）区间的占比在逐渐增加，预计 2017 年占到总数的 30.1%。另外，其他中高价钱的手机占比将略有波动，凭借其拥有一部分粘性较高的用户，并不会因低价手机而受到太多影响。

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中国移动社交即时通讯市场专题研究 2014　　2014 年 6 月

China Smartphone Price Trend Forecast (2014-2017)
2014-2017年中国智能手机价格趋势预测
9.9%
39.3%
100%
80%
60%
40%
20%
0%
2011: 0.0% 0.0% 54.7% 15.7% 12.7% 16.6%
2012: 0.2% 9.7% 55.1% 13.9% 8.1% 13.0%
2013: 10.0% 23.8% 39.5% 8.2% 8.6% 9.9%
2014F: 9.0% 26.3% 35.3% 12.3% 8.4% 8.7%
2015F: 9.3% 27.2% 33.7% 13.4% 7.9% 8.5%
2016F: 9.0% 28.9% 32.6% 14.2% 7.5% 7.8%
2017F: 9.2% 30.1% 30.7% 15.5% 6.9% 7.6%
<400元　400-700元　700-1500元　1500-2000元　2000-3000元　>3000元
Less than RMB400
RMB400-700
来源：易观国际 · 易观智库 · 中国互联网商情
SOURCE: EnfoDesk © Analysys International
www.enfodesk.com
www.eguan.cn
G

图 2-10 2014-2017 年中国智能手机价格趋势预测

与此同时，中国平板电脑的市场销量以 66.6%的年增速达到 1.7 亿台，预计 2017 年达到 7.2 亿台。凭借 Android 平板电脑的强势崛起，中国平板电脑的发展前景依旧可观，尤其是国产品牌以低价为市场发力点，使其在平板市场份额上持续走强。因此，移动智能终端价格的走低降低了移动互联网门槛，加强了移动互联网的大众化。

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中国移动社交即时通讯市场专题研究 2014　　2014 年 6 月

表 4-1 2014Q1 不同类别应用使用情况排名

排名	安装率	激活率	渗透率	人均单日启动次数	每次启动时长	人均单日使用时长
1	移动 IM	移动 IM	移动 IM	移动 IM	移动阅读	移动阅读
2	应用商店	应用商店	应用商店	SNS	移动视频	移动视频
3	手机输入法	购物资讯	单机游戏	移动阅读	网络游戏	移动 IM
4	浏览器	手机安全	浏览器	婚恋交友	单机游戏	网络游戏
5	移动视频	浏览器	移动视频	股票证券	浏览器	单机游戏
6	地图导航	移动视频	手机安全	单机游戏	旅游资讯	国际时讯
7	手机安全	移动电台	音乐播放	微博	K 歌	浏览器
8	移动音乐	天气	新闻资讯	移动视频	移动广播	新闻资讯
9	移动阅读	财经	购物平台	手机理财	微博	SNS
10	购物平台	手机输入法	浏览器	字典	移动广播	移动广播

来源：易观智库 2014

易观数据显示，2013 年中国移动 IM 时长累计账户数达到 16.9 亿，相比 2012 年增长 67.3%，增长速度达到顶峰，预计 2014 年到 2017 年，增长将趋于平稳化。

See following page for translation

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Translation of select excerpts

Item H. Analysys Report (page 53)

Table 4-1 2014 Q1 Ranking of Different Categories of Applications by Usage

Ranking	Installation rate	Activation rate
1	Mobile instant messaging	Mobile instant messaging
2	App store	App store
3	Mobile input method	Shopping information
4	Browser	Mobile phone security
5	Mobile video	Browser
6	Map and navigation	Mobile video
7	Mobile phone security	Mobile radio
8	Mobile music	Weather
9	Mobile reading	Finance and economics
10	Shopping platform	Mobile input method

中国移动社交即时通讯市场专题研究 2014 2014 年 6 月

China Mobile Instant Messaging Market Accumulated Registered Accounts and Forecast (2011-2017)
2011-2017中国移动IM市场累计账户数及预测
累计账户数（亿）
Accumulated registered accounts (unit: RMB100 million)
增长率
Growth rate
40
35
30
25
20
15
10
5
0
140%
120%
100%
80%
60%
40%
20%
0%
-20%
6.3
10.1
16.9
23.8
29.6
33.2
36.9
60.3%
67.3%
40.8%
24.4%
12.2%
11.1%
2011
2012
2013
2014（F）
2015（F）
2016（F）
2017（F）
来源：易观国际 · 易观智库 · 中国互联网商情
SOURCE: Enfodesk © Analysys International
www.enfodesk.com
www.eguan.cn

图 4-10 2011-2017 中国移动 IM 市场累计账户数及预测

- 中国排名领先的移动社交即时通讯应用
  - 移动社交即时通讯应用平均 DAU、MAU 排名

    根据易观智库中国数字消费者用户雷达监测数据显示，2014 年 3 月 QQ、微信、陌陌平均日活跃用户数量、月活跃用户数量均稳居前三位，表现尤为突出。

表 4- 2 2014 年 3 月移动社交即时通讯应用 MAU 排名

排名 (Ranking)	应用 (Application)
1	QQ (QQ)
2	微信 (Weixin)
3	陌陌 (Momo)
4	来往
5	YY
6	ChatON
7	易信
8	飞信
9	有信
10	LINE • 连我
11	米聊

来源：易观国际 • 易观智库 • 中国数字消费者用户雷达

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中国移动社交即时通讯市场专题研究 2014 2014 年 6 月

表 4- 3 2014 年 3 月移动社交即时通讯应用平均 DAU 排名

K

排名 (Ranking)	应用名称	Names of Applications
1	QQ	QQ
2	微信	Weixin
3	陌陌	Memo
4	来往	
5	YY	
6	ChatON	
7	LINE · 连我	
8	易信	
9	有信	
10	飞信	
11	米聊	

来源：易观国际 · 易观智库 · 中国数字消费者用户雷达

表 4- 4 2014 年 3 月移动社交即时通讯应用启动次数排名

L

排名 (Ranking)	应用	Application
1	微信	Weixin
2	QQ	QQ
3	陌陌	Memo
4	LINE · 连我	
5	ChatON	
6	YY	
7	飞信	
8	来往	
9	有信	
10	易信	
11	米聊	

来源：易观国际 · 易观智库 · 中国数字消费者用户雷达

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中国移动社交即时通讯市场专题研究 2014 2014 年 6 月

表 4-5 2014 年 3 月移动社交即时通讯应用使用时长排名

排名 (Ranking)	应用 (Application)
1	微信 (Weixin)
2	QQ (QQ)
3	陌陌 (Memo)
4	LINE·连我
5	YY
6	有信
7	易信
8	来往
9	米聊
10	飞信
11	ChatON

M

来源：易观国际 · 易观智库 · 中国数字消费者用户雷达

➢ 移动社交通讯应用用户认知度排名

根据易观市场调研数据显示，品牌认知排名靠前的移动社交即时通讯应用中，听过 QQ 的用户数在总体调研样本中占比达到 99.69%，听说过微信的占比 96.62%，听说过陌陌的占比 58.77%，听说过飞信的占比 57.23%。总体来看，QQ、微信、陌陌、飞信等品牌认知度相对较高。

表 4-6 听过说的移动社交即时通讯用户占比排名

QQ	99.69%
微信	96.62%
陌陌	58.77%
飞信	57.23%
YY	38.46%
米聊	32.31%
来往	30.46%
易信	29.85%
Line	16.92%
ChatON	16.31%

数据说明：根据易观 6 月在互联网和移动互联网渠道进行的 325 份有效调研问卷分析得出。

来源：易观智库 2014

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